FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1                     Name and Address of Company

AuRico Gold Inc.
110 Yonge Street
Suite 1601
Toronto, Ontario
M5C 1T4 CANADA

Item 2                     Date of Material Change

March 25, 2013

Item 3 News Release

An AuRico Gold Inc. (the “Company”) press release (the “Press Release”) was disseminated over Canada NewsWire on March 25, 2013. A copy of the Press Release is appended hereto as Schedule “A”.

Item 4                     Summary of Material Change

The Company reported a 2012 Mineral Reserve & Mineral Resource update for the Kemess underground project (the “Kemess Underground Project”) and the results of a feasibility study project for the Kemess Underground Project (the “Kemess Underground Feasibility Study”), which outlines the development of an underground block cave operation with average annual production of 105,000 ounces of gold and 44 million pounds of copper at cash costs of $213 per ounce of gold, net of by-product credits, over a mine-life of approximately 12 years. Further details are set out below in Item 5.

Item 5                     Full Description of Material Change

2012 Mineral Reserves and Mineral Resources

The Company reported Mineral Reserves and Mineral Resources in respect of the Kemess Underground Project as of December 31, 2012 as follows:

	Proven Reserves			Probable Reserves			Total Proven and Probable Reserves
	Tonnes	Gold	Gold oz.	Tonnes	Gold	Gold Oz.	Tonnes	Gold	Gold Oz.
	(000's)	(g/t)	(000's)	(000's)	(g/t)	(000's)	(000's)	(g/t)	(000's)
Kemess Underground	-	-	-	100,373	0.56	1,805	100,373	0.56	1,805

	Measured Resources			Indicated Resources			Total Measured and Indicated Resources
	Tonnes	Gold	Gold oz.	Tonnes	Gold	Gold Oz.	Tonnes	Gold	Gold Oz.
	(000's)	(g/t)	(000's)	(000's)	(g/t)	(000's)	(000's)	(g/t)	(000's)
Kemess Underground	-	-	-	65,432	0.41	854	65,432	0.41	854

	Inferred Resources
	Tonnes	Gold	Gold oz
	(000's)	(g/t)	(000's)
Kemess Underground	9,969	0.39	125

	Copper Reserves & Resources
	Tonnes	Copper	Copper lbs
Kemess Underground	(000’s)	(%)	(000’s)
Probable Reserves	100,373	0.28	619,151
Indicated Resources	65,432	0.24	346,546
Inferred Resources	9,969	0.21	46,101

Notes:

  Mineral Reserves and Resources have been stated as at December 31, 2012.
  Mineral Resources are in addition to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability when calculated using Mineral Reserve assumptions. Reserves have been reported in accordance with National Instrument 43-101 (“NI 43-101”), as required by Canadian securities regulatory authorities. In addition, while the terms “Measured”, “Indicated” and “Inferred” Mineral Resources are required pursuant to NI 43-101, the U.S. Securities and Exchange Commission (the “SEC”) does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Investors should understand that “Inferred” Mineral Resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of the Company’s Mineral Resources constitute or will be converted into Mineral Reserves.
  Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

Mineral Reserves and Mineral Resources estimates were prepared under the supervision of Chris Bostwick, FAusIMM, SVP Technical Services of the Company and Jeffrey Volk, CPG, FAusIMM, Director Reserves and Resources of the Company, respectively, as Qualified Persons as defined under NI 43-101.

Kemess Underground Feasibility Study

The Kemess Underground Feasibility Study outlines the development of an underground block cave operation with average annual production of 105,000 ounces of gold and 44 million pounds of copper at cash costs of $213 per ounce of gold, net of by-product credits, over a mine-life of approximately 12 years.

Highlights of the Kemess Underground Feasibility Study, which employs base case commodity price assumptions of $1,300 per ounce for gold, $3.00 per pound for copper and $23 per ounce for silver and an exchange rate of US$/CDN$1.00, are as follows:

  Average annual production of 105,000 ounces of gold and 44 million pounds of copper at a net cash cost of $213 per ounce of gold, net of by-product credits
  A total of 1.3 million ounces of gold and 563 million pounds of copper production over an approximate 12-year mine-life.
  Pre-commercial production capital cost of $452 million.
  Sustaining capital costs of $181 million during the life of the mine, including $35 million in closure costs.
  Pre-tax operating cash flow of $1.1 billion.
  After-tax net present value (“NPV”) of $134 million based on a 5% discount rate.
  After-tax internal rate of return (“IRR”) of approximately 10% with a 3.5-year payback on the initial capital cost from the start of commercial production.
  The project has significant leverage to higher metal prices. At $1,650 per ounce gold and $3.67 per pound copper, the Kemess Underground Project is expected to generate an after-tax IRR of 18%.
  The envisaged the Kemess Underground Project block cave operation would leverage the existing infrastructure and mill facilities at the Kemess South mine including an area previously permitted for tailings storage in the Kemess South Pit.

The after-tax, NPV and IRR for the Kemess Underground Project, using a range of gold and copper prices, are shown below.

		Base Case Prices	3-Year Trailing Prices	Spot Prices
Au	$/oz	1,300	1,488	1,650
Cu	$/lb	3.00	3.68	3.67
Ag	$/oz	23.00	28.80	30.75
NPV 0% (After tax)	$MM	390	769	891
NPV 5%	$MM	134	372	449
NPV 10%	$MM	(7)	151	202
IRR	%	10%	16%	18%

The Company intends to pursue strategies at the Kemess Underground Project that enhance intrinsic value, such as permitting and additional exploration outside existing mineral reserves, to further develop the optionality of this asset.

The Kemess Underground Feasibility Study was prepared by SRK Consulting (Canada) Inc. and a technical report in compliance with NI 43-101 will be filed on SEDAR at www.sedar.com within the time prescribed by applicable securities laws and will also be available on the Company’s website at www.auricogold.com.

Chris Bostwick, Senior Vice President, Technical Services for the Company has [verified] [NTD: AuRico to confirm.] and approved the scientific and technical information contained within this report and serves as the Qualified Person as defined by NI 43-101.

The Press Release, appended hereto as Schedule “A”, contains further information with respect to the material change.

Item 6                     Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                     Omitted Information

Not applicable.

Item 8                     Executive Officer

Trent Mell
Executive Vice President, Corporate Affairs
AuRico Gold Inc.
Tel: (647) 260-8880

Item 9                     Date of Report

April 1, 2013

Forward-Looking Information

Certain information included in this material change report constitutes forward-looking information, including any information as to the Company’s projects, plans and future financial and operating performance. All information, other than statements of historical fact, constitutes forward-looking information. The words "expect", "will", "intend", "estimate", and similar expressions identify forward-looking information. Forward-looking information contained in this report includes, but may not be limited to the Kemess Underground Project’s expected life of mine, estimated net present value and rate of return, forecasts relating to future production, anticipated costs, cash flows and capital payback, mineral resource and mineral reserve estimates and management’s expectations relating to the potential of the Kemess Underground Project. Forward-looking information is based upon a number of factors and assumptions (including assumptions underlying the Mineral Reserves and Mineral Resources estimates and the Kemess Underground Feasibility Study) that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Such factors include, but are not limited to: uncertainties relating to the estimates and assumptions used, and risks in the methodologies employed, in the Kemess Underground Feasibility Study; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits authorizations and/or approvals from the appropriate regulatory authorities for the Kemess Underground Project and those additional factors identified in the section entitled “Cautionary Statements” in the Press Release. Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any statements containing forward-looking information made by, or on behalf of, the Company. Readers are cautioned that forward-looking information is not a guarantee of future performance. All of the forward-looking information included in this report is qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by applicable law.

Schedule “A”

AuRico Reports 2012 Reserve & Resource Update
and Kemess Feasibility Study Results

Toronto: March 25, 2013: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), (“AuRico” or the “Company”) today reported its updated Reserves and Resources, as at December 31, 2012.

Mineral Reserves and Resources (as at December 31, 2012)

(Detailed Mineral Reserve and Resource tables can be found at the end of this press release)

Highlights

As at December 31, 2012, the Company is reporting:

  Proven and Probable Mineral Gold Reserves of 6.8 million gold ounces, a 1.69 million ounce increase over 2011, primarily driven through reserve additions reported from the Kemess Underground Project.
  Reserves were essentially unchanged at the Young-Davidson mine with grades increasing by 1.6%.
  Reserves decreased by 6% at the El Chanate mine, however reserve grades increased by 3.1%.

Gold Reserves by asset are summarized in the table below:

Proven and Probable Mineral Reserves[1]
	Gold ounces (000’s)[1]			g/t
December 31	2012	2011	Change (%)	2012	2011	Change (%)
Young-Davidson	3,804	3,831	(0.7%)	2.60	2.56	1.6%
El Chanate	1,204	1,284	(6.2%)	0.67	0.65	3.1%
Kemess	1,805	-	100%	0.56	-	100%
Underground
Total	6,813	5,115	33%	1.05	1.47	(29%)
1.	Detailed mineral reserve and mineral resource tables follow at the end of this press release.

In addition to gold reserves, the Company has also reported copper reserves of:

  619 million pounds at the Kemess Underground Project at a reserve grade of 0.28%, using a copper price of $3.00 per pound.

“The Company’s efforts have been focused on improving the quality of our asset base and this focus extended to improving the quality of our reserve base as well. We have adopted a conservative approach by holding cutoff grades constant, which has resulted in higher grade and higher margin reserve ounces,” stated Scott Perry, President and Chief Executive Officer. He continued, “The Company will continue to adopt this conservative view going forward and will balance exploration efforts with mine life to ensure we optimize value for those additional ounces, particularly at the long-life Young-Davidson mine.” As at December 31, 2012 the Company is also reporting the following mineral resources:

  Measured and Indicated gold resources of 1.8 million gold ounces, at a grade of 0.71 g/t; and
  Inferred gold resources of 1.4 million gold ounces, at grades of 1.78 g/t.

Gold mineral resources by asset are summarized in the table below:

	Gold Resources (in thousands of gold ounces)[1]
December 31, 2012	Measured & Indicated	Inferred
Young-Davidson	855	1,260
El Chanate	41	6
Kemess Underground	854	125
Orion (50%)	65	10
Total	1,815	1,400
1. Detailed mineral reserve and mineral resource tables follow at the end of this press release.

The Company is also reporting by-product mineral resources:

Indicated by-product resources including:
o	5.5 million silver ounces from the Orion Project (50% basis) at a grade of 309 g/t; and
o	346 million pounds of copper from the Kemess Underground Project at a grade of 0.24%.
Inferred by-product resources including:
o	275,000 ounces of silver from the Orion Project (50% basis) at a grade of 95 g/t; and
o	46 million pounds of copper from the Kemess Underground Project at a grade of 0.21%.

Kemess Underground Feasibility Study

The results from the Kemess Underground feasibility study outline the development of an underground block cave operation with average annual production of 105,000 ounces of gold and 44 million pounds of copper at cash costs of $213 per ounce of gold, net of by-product credits, over a mine-life of approximately 12 years.

Feasibility Study Highlights

Highlights of the feasibility study, which employs base case commodity price assumptions of $1,300 per ounce for gold, $3.00 per pound for copper and $23 per ounce for silver and an exchange rate of US$/CDN$1.00, are as follows:

  Average annual production of 105,000 ounces of gold and 44 million pounds of copper at a net cash cost of $213 per ounce of gold, net of by-product credits
  A total of 1.3 million ounces of gold and 563 million pounds of copper production over an approximate 12-year mine-life.
  Pre-commercial production capital cost of $452 million.
  Sustaining capital costs of $181 million during the life of the mine, including $35 million in closure costs.
  Pre-tax operating cash flow of $1.1 billion.
  After-tax net present value (“NPV”) of $134 million based on a 5% discount rate.
  After-tax internal rate of return (“IRR”) of approximately 10% with a 3.5-year payback on the initial capital cost from the start of commercial production.
  The project has significant leverage to higher metal prices. At $1,650 per ounce gold and $3.67 per pound copper, Kemess Underground is expected to generate an after-tax IRR of 18%.
  The envisaged Kemess Underground block cave operation would leverage the existing infrastructure and mill facilities at the Kemess South mine including an area previously permitted for tailings storage in the Kemess South Pit.

The after-tax, NPV and IRR for the Kemess Underground Project, using a range of gold and copper prices, are shown below.

		Base Case Prices	3-Year Trailing Prices	Spot Prices
Au	$/oz	1,300	1,488	1,650
Cu	$/lb	3.00	3.68	3.67
Ag	$/oz	23.00	28.80	30.75
NPV 0% (After tax)	$MM	390	769	891
NPV 5%	$MM	134	372	449

NPV 10% IRR	$MM %	(7)	151	202
		10%	16%	18%

The Company intends to pursue strategies at Kemess that enhance intrinsic value, such as permitting and additional exploration outside existing reserves, to further develop the optionality of this asset.

The feasibility study was prepared by SRK Consulting (Canada) Inc. (“SRK”) and a technical report in compliance with National Instrument 43-101 will be filed on SEDAR at www.sedar.com within the next 45 days and will also be available on AuRico’s website at www.auricogold.com.

Chris Bostwick, Senior Vice President, Technical Services for AuRico Gold Inc. has reviewed the scientific and technical information contained within this press release and serves as the Qualified Person as defined by National Instrument 43-101.

Reserves and Resources (as of December 31, 2012)

	Proven Reserves			Probable Reserves			Total Proven and Probable Reserves
	Tonnes	Gold	Gold oz.	Tonnes	Gold	Gold Oz.	Tonnes	Gold	Gold Oz.
	(000's)	(g/t)	(000's)	(000's)	(g/t)	(000's)	(000's)	(g/t)	(000's)
El Chanate	36,845	0.68	801	19,015	0.66	403	55,859	0.67	1,204
Young-Davidson - Surface	3,934	1.28	162	2,491	1.36	109	6,425	1.31	271
Young-Davidson - Underground	4,547	2.97	434	34,490	2.80	3,100	39,037	2.82	3,534
Total Young-Davidson	8,481	2.19	596	36,981	2.70	3,209	45,462	2.60	3,804
Kemess Underground (KUG)	-	-	-	100,373	0.56	1,805	100,373	0.56	1,805
AuRico - Total	45,326	0.96	1,397	156,369	1.08	5,417	201,695	1.05	6,813

	Measured Resources			Indicated Resources			Total Measured and Indicated Resources
	Tonnes	Gold	Gold oz.	Tonnes	Gold	Gold Oz.	Tonnes	Gold	Gold Oz.
	(000's)	(g/t)	(000's)	(000's)	(g/t)	(000's)	(000's)	(g/t)	(000's)
El Chanate	1,233	0.31	12	2,235	0.40	29	3,468	0.37	41
Young-Davidson - Surface	98	1.60	5	193	1.76	11	291	1.70	16
Young-Davidson - Underground	877	4.17	118	8,654	2.59	722	9,531	2.74	839
Total Young-Davidson	975	3.91	123	8,846	2.58	733	9,821	2.71	855
Kemess Underground (KUG)	-	-	-	65,432	0.41	854	65,432	0.41	854
Orion (50%)	-	-	-	554	3.66	65	554	3.36	65
AuRico - Total	2,208	1.90	135	77,067	0.68	1,680	79,274	0.71	1,815

	Inferred Resources
	Tonnes	Gold	Gold oz
	(000's)	(g/t)	(000's)
El Chanate	409	0.48	6
Young-Davidson - Surface	31	0.99	1
Young-Davidson - Underground	13,983	2.80	1,259
Total Young-Davidson	14,014	2.80	1,260
Kemess Underground (KUG)	9,969	0.39	125
Orion (50%)	91	3.33	10
AuRico - Total	24,483	1.78	1,400

	Copper Reserves & Resources
	Tonnes	Copper	Copper lbs
Kemess	(000’s)	(%)	(000’s)
Probable Reserves	100,373	0.28	619,151
Indicated Resources	65,432	0.24	346,546
Inferred Resources	9,969	0.21	46,101

	Silver Resources
	Tonnes	Silver	Silver Oz.
Orion	(000's)	(g/t)	(000's)
Indicated Resources	554	309	5,503
Inferred Resources	91	95	275

Notes:

  Mineral Reserves and Resources have been stated as at December 31, 2012.
  Mineral Resources are in addition to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability when calculated using Mineral Reserve assumptions. Reserves have been reported in accordance with NI 43-101, as required by Canadian securities regulatory authorities. In addition, while the terms “Measured”, “Indicated and “Inferred” Mineral Resources are required pursuant to NI 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Investors should understand that “Inferred” Mineral Resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of AuRico’s Mineral Resources constitute or will be converted into Reserves.
  Following the completion of a joint venture agreement, Minera Frisco has a 50% interest in the Orion Project.
  Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not add due to rounding.

The following metal prices were used for the calculation of Reserves and Resources:

	Reserves			Resources
USD	Au $/oz	Ag $/oz	Cu $/lb	Au $/oz	Ag $/oz	Cu $/lb
El Chanate	$1,400	-	-	$1,600	-	-
Young Davidson	$1,400	-	-	$1,600	-	-
Kemess Underground	$1,300	$23.00	$3.00		$13.00 NSR
Orion	-	-	-	$850	$13.00	-

Reserves and Resources were prepared under the supervision of the following Qualified Persons:

	Resources	Reserves
El Chanate	Jeffrey Volk, CPG, FAusIMM, Director Reserves and Resources, AuRico Gold Inc.	Chris Sharpe, P.Eng, Manager Mining, AuRico Gold Inc.
Young Davidson - Open Pit	Jeffrey Volk, CPG, FAusIMM, Director Reserves and Resources, AuRico Gold Inc.	Chris Sharpe, P.Eng, Manager Mining, AuRico Gold Inc.
Young Davidson - Underground	Jeffrey Volk, CPG, FAusIMM, Director Reserves and Resources, AuRico Gold Inc.	Chris Bostwick, FAusIMM, SVP Technical Services, AuRico Gold Inc.
Kemess Underground	Jeffrey Volk, CPG, FAusIMM, Director Reserves and Resources, AuRico Gold Inc.	Chris Bostwick, FAusIMM, SVP Technical Services, AuRico Gold Inc.
Orion	Jeffrey Volk, CPG, FAusIMM, Director Reserves and Resources, AuRico Gold Inc.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have solid production growth and exploration potential. The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario and the El Chanate mine in Sonora State, Mexico. AuRico's project pipeline also includes advanced development opportunities in Canada and Mexico. AuRico's head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at www.auricogold.com or contact:

Scott Perry	Anne Day
President & Chief Executive Officer	Vice President, Investor Relations & Communications
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

Cautionary Statement

Certain information included in this news release constitutes forward-looking statements, including any information as to our projects, plans and future financial and operating performance. All statements, other than statements of historical fact, are forward-looking statements. The words "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget", "schedule" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labor; development delays at the Young-Davidson mine; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, and El Chanate mine and may not perform as planned; uncertainty with the Company's ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; business opportunities that may be pursued by the Company. Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources

This press release uses the terms "measured," "indicated " and "inferred” resources. We advise readers that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

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